Exhibit 99.3

Please note that the rights issue referenced in this document (the “Rights Issue”) is being made in the United States pursuant to a prospectus (the “Prospectus”) and related registration statement filed by Barclays PLC (“Barclays”) with the United States Securities and Exchange Commission (the “SEC”) on September 16, 2013. Before you invest, you should read the Prospectus in that registration statement, as it may be amended from time to time, and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may obtain these documents free of charge by accessing EDGAR on the SEC website at www.sec.gov or by accessing the Barclays website at Barclays.com/rightsissue. A copy of the Prospectus will not be delivered to you unless you specifically request it. The Rights Issue in Canada is being made pursuant to a Canadian offering memorandum that includes the Prospectus (the “Canadian Offering Memorandum”). The Canadian Offering Memorandum is available free of charge by accessing the Barclays website at Barclays.com/rightsissue. If you would like to request that a copy of the Prospectus or the Canadian Offering Memorandum, as applicable, be mailed to you, please contact D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (800) 269-6427 (toll free in the U.S. or Canada) or +1 (212) 269-5550 (call collect from outside the U.S. and Canada).

BARCLAYS PLC

(incorporated and registered in England and Wales with registered number 48839)

3,219,067,868 Rights

3,219,067,868 Ordinary Shares, in the form of New Ordinary Shares or New American Depositary Shares

185 pence per New Ordinary Share

$11.75 per New American Depositary Share (Estimated)

We, Barclays PLC, a public limited company organized under the laws of England and Wales (“Barclays”), are issuing to holders of Barclays ordinary shares, nominal value 25 pence (“ordinary shares”), transferable rights (“ordinary share rights”) to buy new ordinary shares (“new ordinary shares”) and, through JPMorgan Chase Bank, N.A., our ADS depositary and ADS rights agent (the “ADS rights agent”), to holders of Barclays American Depositary Shares (“ADSs”), transferable rights (the “ADS rights”) to subscribe for new ADSs (“new ADSs”), pursuant to a rights issue (the “Rights Issue”).

A total of 3,219,067,868 new ordinary shares are being issued globally pursuant to the Rights Issue, including up to 1,052,642,000 new ordinary shares in the form of new ordinary shares or new ADSs being offered, sold or issued in the United States. Separate offering documentation is being made available to holders of existing ordinary shares located in the United Kingdom and certain other jurisdictions outside the United States.

This document shall not constitute an offer to buy, sell or issue, or the solicitation of an offer to buy, sell or issue, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction. If you have received this document and you are a holder of existing ordinary shares of Barclays located outside the United States and Canada, you should obtain the U.K. version of each document unless you are in an Excluded Territory.

An investment in the new ordinary shares and the new ADSs entails risks. See the section entitled “Risk Factors” beginning on page 23 of this document and the section entitled “Risk Factors” in the Prospectus.

Dated September 16, 2013

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “projected,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Program, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; U.K. domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market-related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Group’s actual results to differ materially from the forward-looking statements contained in this document. Additional risks and factors are identified in the section entitled “Risk Factors” in this document and in our filings with the SEC including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which is available free of charge by accessing EDGAR on the SEC website at http://www.sec.gov. You are advised to read such risk factors carefully for a discussion of certain factors that should be considered when deciding what action to take in relation to the Rights Issue.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the FCA, the London Stock Exchange plc, the Prospectus Directive, the Listing Rules, the Disclosure and Transparency Rules, the SEC or applicable law, we, the underwriters and their respective affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward-looking statements contained in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or otherwise. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Nothing in this document is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The expected timetable below lists certain important dates relating to the offering to holders of existing ordinary shares pursuant to the Rights Issue. If for any reason it becomes necessary to adjust the expected timetable as set out in this document, Barclays will make an appropriate announcement giving details of the revised dates. All times referred to in this timetable are London time.

September 13, 2013	Ordinary share record date (close of business)
September 17, 2013	Provisional Allotment Letters dispatched to existing ordinary shareholders holding ordinary shares in certificated form
September 18, 2013	Admission (8:00 a.m.)
September 18, 2013	Dealings in new ordinary share rights, nil paid, commence on the London Stock Exchange (8:00 a.m.)
September 18, 2013	Ordinary share ex-rights date (8:00 a.m.)
September 18, 2013	Nil paid ordinary share rights credited to stock accounts in CREST, if applicable (as soon as practicable after 8:00 a.m.)
September 18, 2013	Nil paid and fully paid ordinary share rights enabled in CREST, if applicable (as soon as practicable after 8:00 a.m.)
September 26, 2013	Recommended latest time and date for requesting withdrawal of ordinary share rights, nil or fully paid, from CREST, if applicable (for conversion into certificated form) (4:30 p.m.)
September 27, 2013	Latest time and date for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerializing ordinary share rights, nil or fully paid, into a CREST stock account (for conversion into uncertificated form) (3:00 p.m.)
September 30, 2013	Latest time and date for splitting Provisional Allotment Letters, nil paid (3:00 p.m.)
October 2, 2013	Latest time and date for acceptance and payment by settlement of an MTM instruction in CREST if applicable (2:00 p.m.)
October 2, 2013	Latest time and date for receipt of an acceptance, instruction and payment by returning a Provisional Allotment Letter and registration of renounced Provisional Allotment Letters (11:59 p.m.)
October 4, 2013	Results of Rights Issue to be announced (8:00 a.m.)
October 4, 2013	Dealings in new ordinary shares, fully paid, commence on the London Stock Exchange (8:00 a.m.)
By October 4, 2013	New ordinary shares credited to CREST stock accounts if applicable (as soon as practicable after 8:00 a.m.)
By October 17, 2013	Dispatch of definitive share certificates for new ordinary shares in certificated form

The expected timetable below lists certain important dates relating to the offering to holders of existing ADSs pursuant to the Rights Issue. If for any reason it becomes necessary to adjust the expected timetable as set out in this document, Barclays will make an appropriate announcement giving details of the revised dates. All times referred to in this timetable are New York City time.

September 13, 2013	ADS record date (5:00 p.m.)
On or about September 18, 2013	ADS rights certificates sent to ADS holders
September 18, 2013	ADS rights exercise period begins (9:00 a.m.)
September 18, 2013	Trading in ADS rights on NYSE commences (9:30 a.m.)
September 19, 2013	ADSs are quoted “ex-rights” on the NYSE (9:30 a.m.)
September 25, 2013	Time period for election of sale of ordinary share rights underlying ADS rights in certificated form by ADS rights agent ends (2:30 p.m.)
September 25, 2013	Trading in ADS rights on NYSE ends (4:00 p.m.)
September 26, 2013	Time period for surrender of ADS rights in exchange for underlying ordinary share rights ends (12:00 p.m.)
October 1, 2013	ADS rights exercise period ends (2:30 p.m.)
October 4, 2013	Announcement of results of Rights Issue (3:00 a.m.)
October 4, 2013	Placement of rump shares, if any
On or after October 4, 2013	Delivery of shares to custodian of ADS depositary on account of ADS rights subscribed and issuance and delivery of the new ADSs promptly thereafter
Trading in new ADSs on NYSE commences

BARCLAYS PLC

(incorporated and registered in England and Wales with registered number 48839)

Directors

Sir David Walker	Chairman
Antony Jenkins	Group Chief Executive
Sir Michael Rake	Deputy Chairman and Senior Independent Director
David Booth	Non-executive Director
Tim Breedon CBE	Non-executive Director
Fulvio Conti	Non-executive Director
Simon Fraser	Non-executive Director
Reuben Jeffery III	Non-executive Director
Dambisa Moyo	Non-executive Director
Frits van Paasschen	Non-executive Director
Diane de Saint Victor	Non-executive Director
Sir John Sunderland	Non-executive Director

Prospective Directors

Mike Ashley	Non-executive Director (with effect from 18 September 2013)
Tushar Morzaria	Group Finance Director (with effect from 15 October 2013)

September 16, 2013

Letter from the Chairman of Barclays PLC

1 for 4 Ordinary Share Rights Issue at 185 pence per New Ordinary Share

1 for 4 ADS Rights Issue at $11.75 per New ADS (Estimated)

Dear Shareholders and ADS holders,

1.	Introduction

On July 30, 2013, Barclays announced an underwritten Rights Issue to raise approximately £5.8 billion (net of expenses). The purpose of this letter is to set out the background to and the reasons for the Rights Issue, explain why your Board believes it is in the best interests of Barclays and its shareholders as a whole and provide details of how you can participate.

The Rights Issue is one of a series of actions comprising the Leverage Plan which your Board has decided to take in order to address a leverage ratio target which has been recently introduced by our primary prudential regulator, the U.K. Prudential Regulation Authority (the “PRA”). Further details on the background to this leverage ratio target and the Leverage Plan (including the other actions Barclays intends to take) are set out in section 2 of this letter.

The Leverage Plan has been discussed and agreed with the PRA, which announced on July 30, 2013 that it had considered all elements of the plan and, based on our projections, concluded that the Leverage Plan was a credible plan to meet a PRA Leverage Ratio target of 3% by the end of June 2014 without cutting back on lending to the real economy.

Under the terms of the Rights Issue, Barclays is offering 3,219,067,868 new ordinary shares by way of ordinary share rights to holders of existing ordinary shares of Barclays at 185 pence per new ordinary share. This represents a discount of approximately:

•

40.1% to the closing price of the existing ordinary shares on the London Stock Exchange of 309.05 pence on July 29, 2013 (being the last business day prior to the release of the announcement of the Rights Issue);

•	34.9% to the theoretical ex-rights price of 284.2 pence, based on the closing price of the existing ordinary shares on the London Stock Exchange on July 29, 2013; and

•	38.7% to the closing price of the existing ordinary shares on the London Stock Exchange of 301.6 pence on September 13, 2013 (being the last business day prior to the date of this letter).

The Rights Issue is being made on the basis of one new ordinary share for every four existing ordinary shares held by shareholders at close of business, London time, on September 13, 2013 (the “Record Date”). The Rights Issue is underwritten by the underwriters on the terms and subject to the conditions of an underwriting agreement, which requires, among other things, the underwriters to subscribe for any new ordinary shares not taken up under the Rights Issue at the subscription price of 185 pence per new ordinary share (excluding any new ordinary shares to be allotted under the Rights Issue as a result of any increase in the number of existing ordinary shares in issue after the date of the underwriting agreement).

Barclays is also offering new American Depositary Shares, each representing four new ordinary shares, by way of ADS rights to holders of existing American Depositary Shares, each representing four ordinary shares, at an estimated subscription price of $11.75 per new ADS. This represents a discount of approximately:

•	38.3% to the closing price of the existing ADSs on the New York Stock Exchange of $19.04 on July 29, 2013 (being the last business day prior to the release of the announcement of the Rights Issue);

•	33.2% to the theoretical ADS ex-rights price of $17.58, based on the closing price of the existing ADSs on the New York Stock Exchange on July 29, 2013; and

•	38.9% to the closing price of the existing ADSs on the New York Stock Exchange of $19.22 on September 13, 2013 (being the last business day prior to the date of this letter).

To subscribe for new ADSs, a holder of ADS rights must deposit with the ADS rights agent $12.34 per new ADS so subscribed, which represents 105% of the estimated ADS subscription price, to account for possible exchange rate fluctuations before the U.S. dollar price is finally determined. As each new ADS represents four new ordinary shares, the estimated ADS subscription price is four times the U.S. dollar equivalent of the new ordinary share subscription price using an exchange rate of $1.5876 per pound sterling (the closing spot rate as published by Bloomberg at 5:00 p.m. (New York City time) on September 13, 2013). The actual U.S. dollar ADS subscription price will be the U.S. dollar equivalent of four times the new ordinary share subscription price of 185 pence per new ordinary share on or about October 2, 2013, as determined by Barclays.

The Rights Issue is being made to ADS holders on the basis of one new ADS for every four existing ADSs held by ADS holders at 5:00 p.m., New York City time, on September 13, 2013 (the “ADS Record Date”).

Barclays has filed a registration statement on Form F-3 (Registration No. 333-173886) with the SEC, which contains the Prospectus describing the Rights Issue. The Prospectus is available free of charge on the SEC website at www.sec.gov or by accessing the Barclays website at Barclays.com/rightsissue. Alternatively, you may contact the bank, broker or financial intermediary through which you hold your existing ordinary shares or existing ADSs to request a copy of the Prospectus. Copies of the Prospectus may also be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (800) 269-6427 (toll free in the U.S.) or +1 (212) 269-5550 (call collect from outside the U.S. and Canada).

Section 13 of this letter and the section entitled “Description of the Offering” in the Prospectus set out the actions to be taken by shareholders and ADS holders who wish to take up their entitlements under the Rights Issue.

Further information on the Rights Issue (including the full terms and conditions of the Rights Issue) is set out in the Prospectus (which is available free of charge from the SEC website at www.sec.gov or the Barclays website at Barclays.com/rightsissue). You should read the whole of the Prospectus, any form you receive and the documents (or parts thereof) incorporated therein by reference before taking any decision in connection with the Rights Issue.

This letter includes certain non-IFRS measures. For more information, please see the sections entitled “Capital and Leverage Measures” and “Certain Non-IFRS Measures” below for definitions of the adjusted measures contained in this letter and reconciliations of these measures to the most comparable IFRS measures.

2.	Background to and reasons for the Rights Issue

The Regulatory Background

In 2010, the Basel Committee on Banking Supervision (the “BCBS”) published new guidelines, commonly known as “Basel III”, to strengthen the regulation, supervision and risk management of the banking sector. These guidelines will become law in the U.K. and Europe through implementation of the Fourth Capital Requirements Directive and Regulation, referred to as “CRD IV”, which were finalized and published in the Official Journal of the EU in June 2013. The Directive is required to be implemented into national law by EU Member States by December 31, 2013 and the Regulation will apply directly in EU Member States from January 1, 2014.

Basel III and CRD IV require banks such as Barclays to monitor and manage their regulatory capital and balance sheets to a range of prudential metrics, including enhanced capital ratios and newly introduced liquidity, funding and leverage ratios. Given the impact of these new requirements, banks have been granted a transitional period to 2018 to achieve full compliance, during which certain transitional reliefs are available. Following the transitional period, the full set of CRD IV rules apply (referred to as applying on a “fully loaded” basis).

The Basel III/ CRD IV leverage ratio is not expected to become a regulatory requirement until 2018. During an observation period ending January 1, 2017, relevant national supervisors will monitor the leverage ratio, its components and its performance in order to set the appropriate prudential levels. Based on the results of the observation period, the BCBS intends to make final adjustments, if any, to the definition and calibration of the leverage ratio in the first half of 2017. Following this, it is anticipated that the BCBS’s final determination will be introduced into European law by the expected January 1, 2018 deadline.

In March 2013, the U.K. Financial Policy Committee (a body responsible for identifying, monitoring and taking action to remove or reduce systemic risk) asked the PRA to take steps to ensure that, by the end of 2013, major U.K. banks and building societies, including Barclays, held capital resources equivalent to 7% of their risk weighted assets. The PRA’s calculation of capital adequacy was based on CRD IV definitions, applying them on a fully loaded basis with certain PRA adjustments (such adjustments amounting to £8.6 billion for Barclays at that point in time).

In June 2013, the PRA published its assessment of major U.K. banks and building societies, further to which Barclays announced that it could meet the adjusted 7% fully loaded CET1 ratio target set by the PRA by December 2013 through planned balance sheet actions and retained earnings generation, in alignment with Barclays’ existing Transform programme.

As part of its review, the PRA also introduced a 3% leverage ratio target. In July 2013, the PRA requested that Barclays plan to achieve a 3% PRA Leverage Ratio target by June 30, 2014 (i.e. ahead of the Basel III/ CRD IV deadline).

The PRA Leverage Ratio

The 3% PRA Leverage Ratio target is aimed at supplementing the risk based capital requirements of CRD IV and is calculated as fully loaded CET1 capital (after applying similar PRA adjustments as applied to the calculation of the 7% fully loaded CET1 ratio target) together with any new issuance of Additional Tier 1 securities and divided by CRD IV Leverage Exposure.

The Transform programme, as announced in February 2013, was expected to achieve a leverage ratio of 3% ahead of the anticipated CRD IV deadline for compliance in 2018. As at June 30, 2013, our CRD IV Leverage Ratios were 3.1% (calculated with the benefit of the transitional reliefs to CRD IV) and 2.5% (calculated on a fully loaded CRD IV basis). Applying PRA Adjustments to fully loaded CET1 capital, Barclays’ estimated PRA Leverage Ratio would have been 2.2% as at June 30, 2013.

In calculating the PRA Leverage Ratio, Barclays applied PRA Adjustments of £4.1 billion. This adjustment had reduced from the £8.6 billion calculated by the PRA in its review, principally through taking account of additional provisions relating to payment protection insurance redress and interest rate hedging products redress announced in our results for the half year period to June 30, 2013, and taking into account prudential valuation adjustments which were already captured within Barclays’ CET1 capital calculations.

A PRA Leverage Ratio of 2.2% as at June 30, 2013 represented an estimated leverage gap equivalent to £12.8 billion of capital in order to meet the 3% target.

The Leverage Plan

The PRA and Barclays discussed a number of options to meet the 3% PRA Leverage Ratio target, following which we were asked by the PRA to submit a plan aimed at achieving the 3% PRA Leverage Ratio target by June 30, 2014. Whilst the PRA has confirmed to Barclays that meeting the target by June 30, 2014 is an expectation (rather than a formal regulatory requirement), Barclays has determined to move swiftly to achieve the target in accordance with the PRA’s expected timeframe. Barclays has therefore formulated and agreed with the PRA the following plan, comprised of capital management and leverage exposure actions:

1.	Raise approximately £5.8 billion, net of expenses, through the Rights Issue; and

2.	Take further capital, or capital equivalent, actions through a combination of the following:

•

Reducing CRD IV Leverage Exposure: As noted above, the PRA Leverage Ratio is calculated using CRD IV Leverage Exposure (which, as at June 30, 2013, was estimated at approximately £1,559 billion). The Leverage Plan anticipates making £65-80 billion of reductions to approximately £1.5 trillion (equal to approximately £2-2.5 billion of capital) in Barclays’ expected CRD IV Leverage Exposure, through a series of actions that have already been identified by the Board. The Board believes that these actions involve low execution risk and does not expect them to have a material impact on revenues or profit before tax. We plan to achieve these reductions in the following areas:

Planned CRD IV Leverage Exposure Actions	(£bn as at June 2013)
Potential Future Exposure on derivatives	30-35
Securities Financing Transactions	20-25
Liquidity pool assets	15-20

Planned Reduction	65-80

We continue to analyze the Barclays balance sheet for additional opportunities to reduce our expected leverage exposure and will look to update the market on our progress in due course.

•

Raising up to £2 billion of qualifying AT1 instruments: Barclays announced in late 2012 its intention to issue certain contingent capital instruments which will qualify as Additional Tier 1 under CRD IV. The PRA has confirmed to Barclays that such instruments, structured with a 7% fully loaded CET1 ratio trigger, would satisfy both the PRA’s capital and leverage ratio requirements. Our existing capital plan envisages raising up to £2 billion of such AT1 instruments by June 2014, and this is therefore built into the Leverage Plan.

•

Retaining earnings and other forms of capital accretion: When we announced our results for the period to June 30, 2013, we also announced £2 billion of additional provisions relating to payment protection insurance redress and interest rate hedging products redress. As a result of those provisions, the Board believes that Barclays has further strengthened its ability to retain earnings and to generate capital going forward. Barclays’ strengthened ability to generate retained earnings and the Board’s planned further capital accretive actions, leave the Group well placed to convert any operating profits into further capital.

While recognizing the implications of the Rights Issue for shareholders, your Board concluded that the Rights Issue and the other aspects of the Leverage Plan provide the most appropriate means of meeting the 3% PRA Leverage Ratio target within the expected June 30, 2014 timeframe. Before reaching this conclusion, we also considered, and discounted, a range of alternatives to the Rights Issue and the other elements of the Leverage Plan. Other alternatives which were considered included meeting the target organically through leverage exposure reductions which, if implemented in isolation to meet the entire leverage shortfall within the PRA’s expected timeframe of June 30, 2014, would have required approximately £427 billion of leverage exposure reductions. Your Board determined that such alternatives would have been subject to significant execution risk, would have had a damaging effect on Barclays’ business and would not have appropriately balanced the interests of Barclays’ investors, customers and clients. In contrast, the Leverage Plan, combined with the estimated £5.8 billion of net proceeds receivable by Barclays pursuant to the Rights Issue, anticipates leverage exposure reductions of only £65-£80 billion through actions which the Board believes involve low execution risk and will not have a material impact on revenues or profit before tax. In addition, the Board considered that the Leverage Plan would be more likely to be positively received by the PRA because it included significant new equity capital being raised.

On July 30, 2013, the PRA announced that it had agreed and welcomed the Leverage Plan. The PRA said that it had considered all elements of the Leverage Plan, including the new capital issuance, planned dividends and management actions to be taken and, based on Barclays’ projections, concluded that it was a credible plan to meet a PRA Leverage Ratio of 3% by the end of June 2014 without cutting back on lending to the real economy. The PRA also commented that, in reviewing the Leverage Plan, it had taken into account the content of its planned consultation paper, subsequently issued on August 2, 2013, concerning the implementation of CRD IV.

Impact on the Transform programme

On February 12, 2013, we announced the Group’s new strategy, known as the Transform programme. The Board believes that the Leverage Plan will not significantly impact the Group’s strategy as our underlying business remains fundamentally strong and resilient. The Board also believes that the Leverage Plan will place Barclays in a stronger position to achieve its Transform targets and objectives in building the “Go-To” bank for all our stakeholders in the evolving regulatory environment.

The Transform programme is underpinned by six financial targets, described in the table below. Three of these targets are unaffected by the Leverage Plan, with progress being made on each of them. The remaining three targets are directly impacted as a consequence of the Leverage Plan, with two being accelerated and one being delayed:

1.	Return on Equity: An important objective of the Transform programme is to generate a sustainable return on equity above the cost of equity. We are now targeting that RoE will exceed CoE in the course of 2016, rather than in 2015, as a consequence of the fact that our ability to deploy the increased capital in higher return areas is expected to be limited in the near-term. Notwithstanding this expectation, we will continue to assess further actions to accelerate and increase Barclays’ RoE.

2.	Dividends: Notwithstanding the significantly enlarged number of ordinary shares that will be in issue following the Rights Issue, we anticipate maintaining a dividend payout for the remainder of 2013 such that the total annual dividend per share in 2013 will be the same as the total annual dividend per share in 2012. Your Board also expects that the combination of capital generation through retention of earnings and execution of the Leverage Plan will result in significantly higher levels of capital by December 2015. Accordingly, your Board expects to adopt a dividend policy from 2014 with a higher payout ratio than is currently the case. Further details of the Group’s dividend policy are set out in section 6 of this letter.

3.	Fully Loaded Common Equity Tier 1: On July 30, 2013, we reported an estimated fully loaded CET1 ratio of 8.1% as at June 30, 2013. Adjusted for the capital generated through the Rights Issue, this ratio would have been 9.3%. Your Board expects this ratio to increase during the second half of 2013, with an accelerated achievement of the target 10.5% fully loaded CET1 ratio early in 2015. This is ahead of Basel III and CRD IV deadlines and earlier than the original target of achieving this ratio with the benefit of the transitional reliefs by the end of 2015.

	Original Target for 2015	Revised Target
Return on Equity	RoE > CoE	RoE > CoE in the course of 2016
Cost/ Income Ratio	Mid-50’s	No change

CRD IV Risk Weighted Assets	£440 billion	No change

Dividend Payout Ratio	30%	40-50% from 2014

Operating Expenses (excl. Costs to Achieve Transform)	£16.8 billion	No change

Common Equity Tier 1 Ratio	Transitional CET1 ratio >10.5%	Fully loaded CET1 ratio >10.5% early in 2015

3.	Use of Proceeds

Barclays intends to use the net proceeds of the Rights Issue to help achieve its leverage ratio target and increase its CET1 ratio, with such proceeds being retained by the Group. Barclays expects to meet the PRA Leverage Ratio target of 3% by June 30, 2014 and its internal target of a 10.5% fully loaded CET1 ratio in early 2015.

As at June 30, 2013, Barclays had an estimated fully loaded CET1 ratio of 8.1% and an estimated PRA Leverage Ratio of 2.2%. Taking the proceeds of the Rights Issue into account, these ratios would have increased to approximately 9.3% and 2.5% respectively as at that date.

Barclays will also manage the trade-off between the benefits of holding additional capital and implementing measures to improve return on equity, as our ability to deploy capital in higher return areas improves.

4.	Principal terms of the Rights Issue

Barclays is offering 3,219,067,868 new ordinary shares by way of the Rights Issue to shareholders of existing ordinary shares at 185 pence per new ordinary share. The Rights Issue is expected to raise approximately £5.8 billion (net of expenses). This issue price of 185 pence per new ordinary share represents a discount of approximately:

•	40.1% to the closing price of the existing ordinary shares on the London Stock Exchange of 309.05 pence on July 29, 2013 (being the last business day prior to the announcement of the Rights Issue);

•	34.9% to the theoretical ex-rights price of 284.2 pence, based on the closing price of the existing ordinary shares on the London Stock Exchange on July 29, 2013; and

•	38.7% to the closing price of the existing ordinary shares on the London Stock Exchange of 301.6 pence on the Record Date (being the last business day prior to the date of this letter).

The Rights Issue will be made to shareholders on the basis of:

1 New Ordinary Share for every 4 Existing Ordinary Shares

held by shareholders at close of business, London time, on the Record Date (being September 13, 2013).

Entitlements to new ordinary shares will be rounded down to the next lowest whole number (or to zero in the case of shareholders holding fewer than 4 existing ordinary shares at the close of business, London time, on the Record Date). Such fractions will be aggregated and either sold after the commencement of dealings in ordinary share rights or the new ordinary shares represented by such aggregated fractions shall be added to the new ordinary shares not taken up under the Rights Issue for which subscribers are to be sought by the initial underwriters. The net proceeds of such sales or subscriptions (after deduction of expenses) will be aggregated and donated to UNICEF.

Barclays is also offering new ADSs by way of the Rights Issue to ADS holders at an estimated subscription price of $11.75 per new ADS. This estimated subscription price of $11.75 per new ADS represents a discount of approximately:

•	38.3% to the closing price of the existing ADSs on the New York Stock Exchange of $19.04 on July 29, 2013 (being the last business day prior to the release of the announcement of the Rights Issue);

•	33.2% to the theoretical ADS ex-rights price of $17.58, based on the closing price of the existing ADSs on the New York Stock Exchange on July 29, 2013; and

•	38.9% to the closing price of the existing ADSs on the New York Stock Exchange of $19.22 on September 13, 2013 (being the last business day prior to the date of this letter).

To subscribe for new ADSs, a holder of ADS rights must deposit with the ADS rights agent $12.34 per new ADS so subscribed, which represents 105% of the estimated ADS subscription price, to account for possible exchange rate fluctuations before the U.S. dollar price is finally determined. As each new ADS represents four new ordinary shares, the estimated ADS subscription price is four times the U.S. dollar equivalent of the new ordinary share subscription price using an exchange rate of $1.5876 per pound sterling (the closing spot rate as published by Bloomberg at 5:00 p.m. (New York City time) on September 13, 2013). The actual U.S. dollar ADS subscription price will be the U.S. dollar equivalent of four times the new ordinary share subscription price of 185 pence per new ordinary share on or about October 2, 2013, as determined by Barclays.

The Rights Issue will be made to ADS holders on the basis of:

1 New ADS for every 4 Existing ADSs

held by ADS holders on the ADS Record Date, which is 5:00 p.m., New York City time, on September 13, 2013.

Entitlements to new ADSs will be rounded down to the next lowest whole number (or to zero in the case of ADS holders holding fewer than 4 existing ADSs). However, ADS holders may receive a payment in lieu of any fractional ADS entitlement if and to the extent the ADS depositary is successful in selling all or part of the aggregate of ordinary share rights underlying the aggregate fractional ADS entitlements for an amount that exceeds its expenses.

The Rights Issue is underwritten by the underwriters pursuant to an underwriting agreement, the principal terms and conditions of which are summarized in the section entitled “Plan of Distribution — Underwriting Agreement” in the Prospectus, together with the details of the underwriters.

The Rights Issue will result in 3,219,067,868 new ordinary shares being issued (representing approximately 25% of the existing issued share capital and 20% of the enlarged issued share capital immediately following completion of the Rights Issue.

Application has been made to the U.K. Listing Authority and to the London Stock Exchange for the new ordinary shares to be admitted to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange (“Admission”). It is expected that Admission will become effective and that dealings in the new ordinary shares (nil paid) on the London Stock Exchange will commence at 8.00 a.m., London time, on September 18, 2013.

The Rights Issue is conditional, among other things, upon Admission becoming effective by not later than 8.00 a.m., London time, on October 3, 2013 (or, in certain circumstances, November 7, 2013).

We are applying to list the ADS rights and the new ADSs on the New York Stock Exchange. We expect the ADS rights to trade on the New York Stock Exchange from 9:30 a.m., New York City time, on September 18, 2013 through 4:00 p.m., New York City time, on September 25, 2013. We expect the listing of the new ADSs to become effective on or about October 4, 2013.

The new ordinary shares will rank equally with other ordinary shares in all respects, including the right to receive other dividends and distributions (if any) made, paid or declared after the date of issue. The new ordinary shares are expected to be issued prior to the record date for the third interim dividend, expected to be paid during December 2013.

The new ADSs will rank equally with other existing ADSs in all respects, including the right to receive other dividends and distributions (if any) made, paid or declared after the date of issue. The new ADSs are expected to be issued prior to the record date for the third interim dividend, expected to be paid during December 2013.

Some frequently asked questions and answers concerning the Rights Issue are set out in the “Barclays PLC Rights Issue — Your Questions Answered (United States, Canada and ADSs)” booklet, which accompanies this letter and which is also available at Barclays.com/rightsissue.

Further details of the terms and conditions of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of ordinary share rights and ADS rights not taken up, are set out in the section entitled “Description of the Offering” in the Prospectus.

5.	Current trading and prospects

Consistent with Barclays’ interim results for the six-month period ended June 30, 2013, Barclays continues to remain cautious about the environment in which it operates and its focus remains on costs, capital, leverage and returns in order to drive sustainable performance improvements.

The Group’s adjusted income for July and August 2013 was £0.5 billion lower than in the comparable period in 2012. As a result, the Group’s adjusted income for the eight month period to August 31, 2013, was down 5% compared with those months in 2012. Adjusted income for the Group, excluding the Investment Bank, for July and August 2013 was broadly flat versus those months in 2012. Income in the Investment Bank for July and August 2013 was significantly below those months in 2012, with lower income in FICC partially offset by growth in Equities and Prime Services. The daily income run rate in the Investment Bank in the current month to September 12, 2013 (being the latest practicable date prior to the publication of the Prospectus) was moderately ahead of the daily income run rate for the months of July and August 2013 and below that for September 2012.

Group impairments in July and August 2013 were broadly consistent with those months in 2012 and Barclays continues to observe similar trends to those seen in the six month period ended June 30, 2013, with delinquency rates stable, a low, stable annualised Loan Loss Rate below the Group’s long term average, and improvements in wholesale lending reflecting lower impairment charges in Europe.

Cost control remains a critical component for Barclays to achieve its commitments, with an expectation of £1.2 billion of Costs to Achieve (“CTA”) Transform in 2013, reflecting the acceleration of £200 million of the £2.7 billion total as previously disclosed and having recognised £640 million during the six months ended June 30, 2013, on restructuring and investment, predominantly in the Investment Bank and Europe Retail and Business Banking. Barclays remains focused on cost efficiency and is on track to meet the £18.5 billion cost target, excluding CTA, for 2013.

6.	Dividend Policy

We anticipate maintaining a dividend payout for the remainder of 2013 such that the total annual dividend per share in 2013 will be the same as the total annual dividend per share in 2012. The Board also expects that the combination of capital generation through retention of earnings and execution of the Leverage Plan will result in significantly higher levels of capital by December 2015. Accordingly, the Board expects to adopt a dividend policy of a 40-50% dividend payout ratio from 2014. The dividend payout ratio will be calculated as a proportion of adjusted earnings per share, as determined by the Board.

In determining any proposed dividend and the appropriate payout ratio, the Board will consider, among other things, the Group’s existing and expected future financial performance (including adjustments to earnings per share), its financial position (including the availability of sufficient distributable reserves), the expectation of servicing more senior securities, the economic environment, and applicable capital and other regulatory requirements and developments in the U.K., the U.S. or other jurisdictions.

7.	Barclays Employee Share Plans

Options and awards held by employees under the Barclays employee share plans will be adjusted to compensate for any effect the Rights Issue will have on their options and awards. Adjustments are permitted by the rules of the Barclays Employee Share Plans in these circumstances. Barclays intends to use the standard adjustment formula for share plans to calculate this. The formula calculates a revised number of ordinary shares under option or award and, where applicable, a revised option exercise price, using a theoretical ex-rights price based on the last cum rights price of the existing ordinary shares before the ex-rights date. Adjustments will not be made until after such ex-rights date and will be subject to the approval of HM Revenue & Customs and Barclays’ auditors where required. Participants in the Barclays Employee Share Plans will be contacted separately with further information on their ordinary share rights and how their options and awards will be affected by the Rights Issue.

8.	Shareholders outside the United States and Canada

Separate offering documentation is being made available to shareholders located in the United Kingdom and certain other jurisdictions outside the United States and Canada. Shareholders outside the United States and Canada should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their ordinary share rights.

9.	Taxation

Information about certain taxation in the United States and United Kingdom in relation to the Rights Issue is set out in the section entitled “Tax Considerations” in the Prospectus. If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction other than those noted above, you should consult your own independent tax adviser without delay.

10.	Further Information

Some frequently asked questions and answers concerning the Rights Issue are set out in the “Barclays PLC Rights Issue — Your Questions Answered (United States, Canada and ADSs)” booklet, which accompanies this letter and which is also available at Barclays.com/rightsissue.

Your attention is also drawn to the further information set out in the Prospectus, including the documents specified as being incorporated by reference therein. This letter is not, and does not purport to be, a summary of the Prospectus and therefore should not be regarded as a substitute for reading the Prospectus. You should read the whole of the Prospectus, the documents incorporated therein by reference and the relevant form (if applicable) and not rely solely on the information set out in this letter. The Prospectus is available free of charge by accessing the SEC website at www.sec.gov or the Barclays website at Barclays.com/rightsissue.

11.	Risk Factors

A summary of the risks that the Board and Barclays believe to be most essential to an investor in making an assessment on whether to make an investment in Barclays and the Rights Issue are set out in the section entitled “Risk Factors” in this document. The Prospectus also contains a detailed discussion of risks associated with an investment in Barclays and the Rights Issue. You should consider fully and carefully these risk factors, as set out in the section headed “Risk Factors” in this document and the section headed “Risk Factors” in the Prospectus.

12.	Shareholder Authorization

At the 2013 Annual General Meeting, your Board was authorized by shareholders to allot equity securities up to an aggregate nominal amount of £2,143,443,788 in connection with an offer by way of a rights issue and to allot those shares and other equity securities for cash otherwise than in connection with a pre-emptive offer. It is therefore not necessary to obtain any further approval from shareholders to implement the Rights Issue.

13.	Action to be taken

Registered Shareholders Holding their Existing Ordinary Shares in Certificated Form

If you are a registered shareholder holding your existing ordinary shares in certificated form, you will find enclosed with this letter a Provisional Allotment Letter giving you details of your ordinary share rights and a “Barclays PLC Rights Issue — Your Questions Answered (United States, Canada and ADSs)” booklet, which contains information on how to participate in and submit your instructions in respect of the Rights Issue.

If you sell or have sold or otherwise transferred all of your existing ordinary shares held (other than ex-rights) in certificated form before September 18, 2013, please forward this document and any Provisional Allotment Letter, if received, at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, subject to certain exceptions, such documents should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including, but not limited to, People’s Republic of China, the Hong Kong Special Administrative Region of the People’s Republic of China, Japan and the Republic of South Africa.

If you sell or have sold or otherwise transferred only part of your holding of existing ordinary shares (other than ex-rights) held in certificated form before the ex-rights date, you should refer to the instruction regarding split applications in the section entitled “Description of the Offering — Section A. Subscription by Holders of Ordinary Shares — Transfer and Partial Exercise of Provisional Allotment Letters” in the Prospectus and to the Provisional Allotment Letter.

CREST Shareholders

If you hold your existing ordinary shares in uncertificated form in CREST, the U.K. system of paperless settlement of trades and the holder of uncertificated securities (“CREST”) operated by Euroclear U.K. & Ireland Limited, the procedures for subscribing for new ordinary shares in the Rights Issue are different from those described in this letter. If you hold your existing ordinary shares in uncertificated form via CREST, you should contact the financial intermediary or nominee through which you hold your existing ordinary shares for more information on how to subscribe for new ordinary shares. If you do not know whether you hold your existing ordinary shares in certificated form or in CREST, you should contact D.F. King. & Co. Inc. by calling toll-free from the United States and Canada (800) 269-6427 or collect from outside the United States and Canada +1 (212) 269-5550 (lines open 9:00 a.m. to 9:00 p.m. (New York City time) Monday to Friday).

ADS holders

If you are a holder of existing ADSs registered directly with the depositary, you can subscribe for the new ADSs by delivering to the ADS rights agent a properly completed ADS rights certificate, which contains information on how to participate in and submit your instructions in respect of the Rights Issue, and paying in full the ADS deposit amount for the new ADSs.

If you are a broker or a bank holding your existing ADSs through The Depository Trust Company (“DTC”), you may subscribe for the new ADSs through the DTC system by instructing DTC to charge your applicable account for payment of the ADS deposit amount to the ADS rights agent. You must send DTC instructions so as to allow DTC sufficient time to transmit the subscription instructions and payment before the end of the ADS rights exercise period.

If you are the beneficial owner of existing ADSs and are not a DTC participant or registered holder, you should promptly contact the financial intermediary through which you hold your existing ADSs to arrange for subscription and payment for the new ADSs. The financial intermediary with whom the subscription is made may require any person exercising ADS rights to pay or block the ADS deposit amount for the new ADSs being subscribed for in a deposit account as a condition to accepting the relevant subscription. You should contact your financial intermediary without delay.

Timetable for Responses

Unless Barclays notifies shareholders and ADS holders of a later date through publication of a supplementary prospectus, or unless otherwise announced by the Company, the latest time and date for:

(a)	acceptance and payment by completion and return of an ADS rights certificate will be 2:30 p.m., New York City time, on October 1, 2013;

(b)	acceptance, instruction and payment by completion and return of a Provisional Allotment Letter will be 11.59 p.m., London time, on October 2, 2013; and

(c)	acceptance and payment by settlement of a “Many-to-Many Instruction” in CREST will be 2.00 p.m., London time, on October 2, 2013.

The procedures for delivery of the ordinary share rights, the ADS rights, acceptance, instruction and payment are described in the section entitled “Description of the Offering” in the Prospectus.

Settlement

For shareholders who validly take up their ordinary share rights, the new ordinary shares will be issued in certificated form and will be represented by definitive share certificates, which are expected to be sent to the registered address of the person(s) entitled to them by no later than October 17, 2013 (or such later date as may be notified by the Company through an announcement or publication of a supplementary prospectus).

The ADS depositary will issue the new ADSs promptly following the delivery of the underlying new ordinary shares to the ADS depositary’s custodian by credit to its book-entry account in CREST, which delivery to the custodian is expected to be on or about October 4, 2013.

If you are in any doubt as to the action you should take, you should immediately seek your own financial advice from your appropriately authorized independent financial adviser.

14.	Directors’ intentions regarding the Rights Issue

The directors of Barclays are fully supportive of the Rights Issue and intend to take up their beneficial ordinary share rights in full to an aggregate of 779,041 new ordinary shares under the Rights Issue.

Yours sincerely

Sir David Walker

Chairman

ABOUT THIS DOCUMENT

In this document, references to “Barclays” and the “Company” are to Barclays PLC and references to the “Group” or the “Barclays Group” are to Barclays PLC and its consolidated subsidiaries, unless the context requires otherwise. References to “we,” “us” and “our” are to Barclays PLC or, if the context so requires, to Barclays PLC and its consolidated subsidiaries. References to “Barclays Bank” refer to Barclays Bank PLC. References to the “Board” are to the board of directors of Barclays PLC. References to the “U.K. prospectus” refer to the prospectus relating to the Rights Issue in the United Kingdom and certain other jurisdictions outside the United States prepared in accordance with the U.K. Financial Services and Markets Act 2000, as amended (“FSMA”), the Listing Rules of the FCA made under section 73A of the FSMA, as amended from time to time, and the Prospectus Rules of the FCA made under section 73A of the FSMA, as amended from time to time.

We publish our consolidated financial statements in U.K. pounds sterling. References to “pounds,” “sterling,” “pounds sterling,” “£,” “pence” and “p” are to the lawful currency of the United Kingdom for the time being. Some of the financial data in this document is also presented in U.S. dollars. References to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States for the time being.

See also “Capital and Leverage Ratios” and “Certain Non-IFRS Measures” for definitions and explanations of certain technical terms contained in this document.

CAPITAL AND LEVERAGE RATIOS

Unless otherwise stated, statements made in this document in relation to the PRA Leverage Ratio, CRD IV Leverage Ratio, CRD IV Leverage Exposure, CET1 capital ratio, CET1 capital and Risk Weighted Assets reflect Barclays’ best interpretation as of September 12, 2013 (being the latest practicable date prior to the date of this document for these purposes) of the application of published CRD IV legislation, the PRA’s Consultation Paper CP5/13 “Strengthening capital standards: implementing CRD IV,” published in August 2013, and additional guidance provided by the PRA. The critical assumptions applied and basis of preparation adopted with regard to the expected implementation and calculation of these measures is set out below.

The CRD IV-based measures have been calculated on the basis of Barclays’ current interpretation of CRD IV, which is not yet in force. Historically, measures presented on a “transitional” basis have been calculated by taking into account the transitional provisions set out in CRD IV and the interpretive guidance dated October 26, 2012 published by the Financial Services Authority and in the case of Barclays’ most recent reported financial statements assuming they were applied as at June 30, 2013 or such other dates as are specified. Measures presented on a “fully loaded” basis are calculated without applying the CRD IV transitional provisions.

The final impact of CRD IV is dependent on technical standards to be finalized by the EBA and on the final U.K. implementation of the rules. The actual impact of CRD IV on capital ratios may be materially different to the estimates disclosed as there are interpretative issues outstanding and related technical standards have not yet been finalized. This would impact, for example, provisions relating to the scope of application of the CVA volatility charge, the treatment of minority interest and restrictions on short hedges relating to non-significant financial holdings. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

CRD IV, Models and Waivers

Barclays has estimated its CRD IV CET1 ratio, capital resources and RWAs based on the final CRD IV text assuming the rules applied as at June 30, 2013 on both a transitional and fully loaded basis.

•	The estimates assume that all material items in the Internal Model Method application to the PRA are approved and existing waivers, where such discretion is available under CRD IV, will continue.

•

Transitional CET1 capital is based on application of the CRD IV transitional provisions and the PRA’s guidance on their application. In line with this guidance, adjustments for own shares and interim losses are assumed to transition in at 100%. Other deductions (including goodwill and intangibles, expected losses over impairment and DVA) transition in at 20% in year 1 (except for AFS debt and equity gains which are 0% in the first year), 40% in year 2, 60% in year 3, 80% in year 4 with the full impact in subsequent years. For the purpose of June 30, 2013 disclosures, the PRA have requested that banks assume 2013 is year 1 of transition. However, our disclosures of CRD IV impacts in previous announcements have reflected 2014 as the first year of application in line with the actual CRD IV implementation date.

•

The PVA deduction is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and therefore the impact is currently based on methodology agreed with the PRA. The PVA deduction as at June 30, 2013 is £2.1 billion gross of tax (December 2012: £1.5 billion gross of tax, £1.2 billion net of tax), with the increase principally reflecting methodology changes during 2013.

•

As at June 30, 2013, net long non-significant holdings in financial entities were £9.3 billion. This exceeds 10% of CET1 capital resources, which would result in a deduction from CET1 of £2.5 billion in the absence of identified management actions to eliminate this deduction. The EBA consultation on Technical Standards for Own funds — Part III identifies potential changes to the calculation that are not reflected in the estimate, including the treatment of tranche positions as indirect holdings, the use of notional values for synthetic exposures and the widening of the scope of eligible entities to include Barclays’ defined pension benefit funds. Depending on the final implementation and further clarification on the application of the proposals, these changes would potentially have a material impact on the calculation of the non-significant holdings deduction.

•

The impact of changes in the calculation of allowable minority interest may be different pending the finalisation of the EBA’s technical standards on own funds, particularly regarding the treatment of non-financial holding companies and the equivalence of overseas regulatory regimes. The estimated CRD IV numbers calculate the full impact and transitional capital base on the assumption that the Group’s holding companies will be deemed eligible and their surplus capital due to minority interests consolidated in accordance with CRD IV rules. Our estimated CRD IV full end point CET1 capital base includes £1.7 billion of minority interests relating to Absa Group Limited (“Absa”).

Risk Weighted Assets

•	It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges.

•

It is assumed all Central Clearing Counterparties (CCPs) will be deemed to be “Qualifying.” The final determination of Qualifying status will be made by the European Securities and Markets Authority (“ESMA”).

•	The estimated RWA increase from CRD IV includes 1250% risk weighting of securitisation positions while estimated capital includes an add back of 50/50 securitisations deducted under the current rules.

•	Estimated RWAs for definition of default assume that national discretion over 180 days definition of default remains for U.K. retail mortgages.

•

“Other” CRD IV impacts to RWAs include adjustments for withdrawal of national discretion of definition of default relating to non-U.K. mortgage retail portfolios (£1.3 billion), Deferred Tax Assets (£2.4 billion), Significant Holdings in financial institutions (£2.4 billion), other counterparty credit risk (£4.5 billion) and other items.

RWAs are sensitive to market conditions. The estimated impact on RWAs for all periods reflects market conditions as at June 30, 2013.

Leverage ratio calculation

The key adjustments to total assets under the CRD IV leverage ratio are as follows:

•	Derivatives netting adjustments: netting permitted for regulatory purposes in relation to derivative assets against corresponding liabilities.

•

Potential Future Exposure on derivatives: regulatory add on for potential future credit exposures, calculated in accordance with the CRD IV mark-to-market method by assigning standardised percentages to notional values on derivative contracts. Following clarification in the final CRD IV text, exchange traded and cleared OTC derivative exposures are now included in the calculation on a gross basis.

•

Securities Financing Transactions (“SFTs”) adjustments: under CRD IV, the IFRS measure of SFTs is replaced with the Financial Collateral Comprehensive Method (FCCM) measure, calculated as exposure less collateral, taking into account master netting agreements and adjusting for volatility.

•

Undrawn Commitments: regulatory add on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material.

•

Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset losses, own paper, cash flow hedge reserve, pension assets and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator.

Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS netting between loans and advances and customer balances.

Definitions

In this document, the following technical terms have the following meanings:

“7% fully loaded CET1 ratio trigger” means the trigger event which would lead to the write-down or conversion to CET1 capital of the relevant AT1, being when the Group’s fully loaded CET1 ratio falls to 7%.

“AT1” or “Additional Tier 1” means additional tier 1 securities which meet the requirements of CRD IV and any further requirements of the PRA for inclusion within regulatory leverage and/or capital calculations.

“Basel III” means the third of the Basel Accords, developed in response to the financial crisis of 2008 and setting new requirements on composition of capital, counterparty credit risk, liquidity, funding and leverage ratios.

“CET1 capital” or “CET1” means common equity tier 1 capital, calculated on the basis set out in CRD IV.

“CET1 capital ratio” or “CET1 ratio” is a risk-based ratio calculated as CET1 capital divided by Risk Weighted Assets, as calculated on the basis set out in CRD IV.

“Core Tier 1 capital” means called-up share capital and eligible reserves plus non-controlling equity interests, less in tangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitization positions as calculated or the basis specified by the Financial Services Authority (as forerunner to the PRA) in a 2009 letter from the Financial Services Authority to the British Bankers’ Association.

“Core Tier 1 ratio” means Core Tier 1 capital as a percentage of risk weighted assets, as calculated under current PRA guidelines.

“CRD IV” means the legislative package consisting of: (i) Directive 2013/36/EU on the access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms; and (ii) Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of June 26, 2013 (the “CRD IV Regulation”).

“CRD IV Leverage Exposure” is a regulatory assessment of the estimated exposure value of an institution’s assets, off balance sheet items and other contingent obligations, with certain exceptions, as calculated on the basis set out in Article 429 of the CRD IV Regulation.

“CRD IV Leverage Ratio” is an estimated non risk-based ratio calculated as CET1 capital, together with any Additional Tier 1 divided by CRD IV Leverage Exposure.

“CVA volatility charge” means the volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to Barclays.

“Debit Valuation Adjustment” or “DVA” means the difference between the risk free value of a portfolio of trades and the market value which takes into account the Group’s risk of default.

“fully loaded”: when a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

“Internal Model Method” means risk weighted assets for which the exposure amount has been derived via the use of a Financial Services Authority-approved internal model.

“Liquidity pool assets” represent the Group liquidity pool that is intended to offset potential outflows in stressed market conditions; liquidity pool assets primarily comprise cash at central banks and unencumbered government bonds.

“Loan Loss Rate” represents the total annualized loan impairment divided by gross loans and advances to customers and banks held at amortized cost at the balance sheet date.

“own credit” means the effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

“Potential Future Exposure on derivatives” is a regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardized percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

“PRA Adjustments” means valuation adjustments applied by the PRA and deducted from Barclays’ fully loaded CET1 capital in the calculation of the PRA Leverage Ratio.

“PRA Leverage Ratio” is a non risk-based ratio introduced by the PRA in June 2013 calculated as fully loaded CET1 capital after PRA Adjustments together with any new issuance of Additional Tier 1 securities and divided by CRD IV Leverage Exposure.

“prudential valuation adjustments” or “PVA” means adjustments to the valuation of certain instruments measured at fair value, in accordance with the requirements of Article 105 of the CRD IV Regulation.

“Risk Weighted Assets” means the total risk exposure amount calculated in accordance with Article 92 of the CRD IV Regulation or as otherwise stipulated.

“Securities Financing Transactions” or “SFTs” is a regulatory definition encompassing repurchase and reverse repurchase transactions, securities and commodities lending or borrowing transactions and margin lending transactions.

CERTAIN NON-IFRS MEASURES

This document includes certain financial measures that are not IFRS measures. Barclays believes that these non-IFRS measures are important to understanding the background of, and rationale for, the Rights Issue, as well as Barclays’ capital and leverage position in light of the anticipated implementation of CRD IV and the introduction of the PRA Leverage Ratio target.

Barclays’ interpretation of CRD IV and the basis of Barclays’ calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics:

•

CRD IV CET1 or CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV — Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, which is calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•

CRD IV Risk Weighted Assets (RWAs) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV — Capital” table below for a reconciliation of CRD IV RWAs to RWAs calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•

Fully loaded CET1 ratio and CET1 ratio on a transitional basis, each representing CRD IV CET1 divided by RWAs. See the “Estimated Impact of CRD IV — Capital” table below for a reconciliation of the components of the fully loaded CET1 ratio and CET1 ratio on a transitional basis to the respective components of the Core Tier 1 ratio, which is calculated on the basis currently applied to Barclays under existing U.K. regulatory requirements.

•

CRD IV Leverage Exposure on a transitional and fully loaded basis. CRD IV Leverage Exposure makes certain adjustments to total assets in accordance with Barclays’ interpretation of CRD IV requirements. See the “Estimated Impact of CRD IV — Leverage” table below for a reconciliation of CRD IV Leverage Exposure to total assets.

•

CRD IV Leverage Ratio on a transitional and fully loaded basis, which represents CRD IV Tier 1 divided by CRD IV Leverage Exposure. See the “Estimated Impact of CRD IV — Capital” table below for a reconciliation of CRD IV CET1 to Core Tier 1 capital, and see the “Estimated Impact of CRD IV — Leverage” table below for a reconciliation of CRD IV Leverage Exposure to total assets.

The PRA-adjusted fully loaded CET1 capital and PRA Leverage Ratio apply the PRA Adjustments to Barclays’ fully loaded CRD IV CET1 capital base. A reconciliation of the PRA Leverage Ratio to Barclays’ CRD IV Leverage Ratio is also shown in the table entitled “Estimated CRD IV Leverage Ratio and PRA Leverage Ratio.”

	CET1 Transitional	CET1 Fully-Loaded
Estimated Impact of CRD IV — Capital	As of June 30, 2013
	(£ billion)
Core Tier 1 capital (FSA 2009 definition)	42.9	42.9
Risk Weighted Assets (RWA) (current Basel 2.5 rules)	387.2	387.2
Core Tier 1 ratio (Basel 2.5)	11.1%	11.1%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitization deductions to RWAs	0.8	0.8
Prudential Valuation Adjustment (PVA)	(2.1)	(2.1)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.1	—
Expected losses over impairment	0.4	(1.0)
Deferred tax assets deduction	(0.4)	(1.9)
Excess minority interest	(0.2)	(0.6)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Gains on available for sale equity and debt	—	0.5
Non-significant holdings in Financial Institutions	(0.5)	(2.5)
Mitigation of non-significant holdings in Financial Institutions	0.5	2.5

CET1 capital	47.2	38.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	32.2	32.2
Securitization	19.0	19.0
Central Counterparty Clearing	21.7	21.7
Other	11.4	11.4

Gross Impact	84.3	84.3

RWAs (CRD IV)	471.5	471.5
CET1 ratio	10.0%	8.1%

Final CRD IV text basis
Estimated Impact of CRD IV — Leverage	As of June 30, 2013
(£ billion)
Leverage exposure
Derivative financial instruments	403
Reverse repurchase agreements and other similar secured lending	223
Loans and Advances and other assets	907
Total assets	1,533

CRD IV exposure measure adjustments:
Derivatives
Netting adjustments for derivatives	(324)
Potential Future Exposure on derivatives	308

Securities Financing Transactions (SFTs)
Remove net IFRS SFTs	(223)
Add leverage exposure measure for SFTs	93

Other adjustments
Undrawn commitments	190
Regulatory deductions and other adjustments	(18)
Fully-loaded CRD IV Leverage exposure measure	1,559
Transitional adjustments to assets deducted from Tier 1 Capital	2
Transitional CRD IV Leverage exposure measure	1,561

Leverage Ratio as at 30 June 2013	Tier 1 Capital	Leverage Ratio Final CRD IV Text Basis as of June 30, 2013
	(£ billion)	(%)
Transitional measure(1)	48.2	3.1
Adjusted fully loaded point measure(2)	47.9	3.1
Fully-loaded measure(3)	38.3	2.5

(1)	Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation. Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.

(2)	Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the fully-loaded impact on Tier 1 capital.

(3)	Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the fully loaded impact on Tier 1 capital.

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio as of June 30, 2013 (£ billion)	FY 12 Pillar 3	Revised CRD IV & other refinements	FY 12 revised estimate	H1 13 movements	H1 13
Derivative financial assets	469	—	469	(66)	403
Reverse repo and other similar secured lending	177	—	177	46	223
Loans and advances and other assets	844	(2)	842	65	907

Total assets (IFRS balance sheet)	1,490	(2)	1,488	45	1,533
Derivatives netting adjustment(1)	(390)	—	(390)	66	(324)
Potential future exposure (PFE) add-on(2)	161	126	287	21	308
SFT adjustments(3)	(5)	(53)	(58)	(72)	(130)
Undrawn commitments(4)	179	8	187	3	190
Regulatory deductions & other adj.	(22)	6	(16)	(2)	(18)

CRD IV leverage exposure measure adjustments	(77)	87	10	16	26
CRD IV Leverage Exposure	1,413	85	1,498	61	1,559
CRD IV fully loaded Tier 1 capital	40.0	(2.5)	37.5	0.8	38.3
CRD IV Leverage Ratio	2.8%	(0.3)%	2.5%	—	2.5%
CRD IV fully loaded CET1 capital	39.8	(2.5)	37.3	0.8	38.1
Additional Prudential Value Adjustment					(2.1)
Other valuation adjustments					(2.0)

PRA Adjustments					(4.1)
PRA adjusted fully loaded CET 1 capital					34.0
PRA Leverage Ratio					2.2%
CET1 capital gap to 3% PRA Leverage Ratio target					12.8
CRD IV Leverage Exposure gap to 3% PRA Leverage Ratio target					427

(1)	Derivatives netting adjustment: Regulatory netting applied across asset and liability mark-to-market derivative positions, pursuant to legally enforceable bilateral netting agreements and otherwise meeting the requirements set out in CRD IV.

(2)	Potential Future Exposure (PFE) add-on: Regulatory add-on for potential future credit exposure on both exchange-traded and OTC derivative contracts, calculated by assigning a standardized percentage (based on underlying risk category and residual trade maturity) to the gross notional value of each contract. The PFE measure recognizes some netting benefits where legally enforceable bilateral netting agreements are in place, but these are floored at 40% of gross PFE by netting set, regardless of whether a positive or negative mark-to-market exists at the individual trade level. Identified low risk management actions to reduce PFE add-ons are expected through improved application of existing legal netting agreements and further data quality enhancements.

(3)	Securities Financing Transactions (SFT) adjustments: Under CRD IV the IFRS exposure measure for SFTs (e.g. repo/reverse repo) is replaced with the Financial Collateral Comprehensive Method (FCCM) measure. FCCM is calculated as exposure less collateral, taking into account legally enforceable master netting agreements, with standardized adjustments to both sides of the trade for volatility and currency mismatches. Identified low risk management actions to reduce SFT leverage exposure under CRD IV are expected through improvements in the application of collateral and enhanced trade and counterparty data.

(4)	Undrawn Commitments: Regulatory add-on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material.

RISK FACTORS

Investing in the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights is speculative and is subject to a number of risks. You should carefully consider the factors and risks associated with any investment in the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights, our business and the industry in which we operate, including the following discussion of risks, as well as the other information set forth in or incorporated by reference into the Prospectus before deciding whether an investment in the new ADSs or the new ordinary shares, as applicable, is suitable for you. You should also carefully consider the risk factors described in the section entitled “Risk Factors” in the Prospectus and in our 2012 Form 20-F.

You should note that the risks relating to the Group, the financial services industry and the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights summarized below are the risks that the Directors and Barclays believe to be the most essential to your assessment of whether to make an investment in the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights. However, as the risks which the Group faces relate to events and depend on circumstances that may or may not occur in the future, you should consider not only the information on the key risks summarized below but also, among other things, the risks and uncertainties set out in the section headed “Risk Factors” in the Prospectus.

The risk factors described below are not an exhaustive list or explanation of all risks which investors may face when making an investment in the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights, and should be used as guidance only. Additional risks relating to us that are not currently known to us, or that we currently deem immaterial, may individually or cumulatively also have a material adverse effect on our business, operations, financial condition and/or prospects and, if any such risk should occur, the price of the ordinary shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in the ADSs, the ADS rights, the new ordinary shares and/or the ordinary share rights is suitable for them in the light of all the information in the Prospectus and their personal circumstances.

Risks Related to the Group:

•

Weak or deteriorating economic conditions or political instability in one or a number of countries in any of the Group’s main business markets or any other globally significant economy could have a material adverse effect on the Group’s operations, financial condition and prospects.

The Group is subject to a number of risks in its day-to-day operations, any of which may have an adverse impact on the operations, financial condition and prospects of the Group.

•

Credit risk: The Group is exposed to the risk of loss if any of its customers, clients or market counterparties fails to fulfill its contractual obligations. Credit risk and, consequently, the Group’s performance may also be adversely affected by the impact of deteriorating economic conditions (and their effects, including unemployment, weak or contracting growth, rising inflation, higher interest rates and falling property prices) and risks relating to sovereign debt crises, Eurozone exit or a slowing or withdrawing of monetary stimulus. If some or all of these conditions arise, persist or worsen, they may have a material adverse effect on the Group’s operations, financial condition and prospects. In addition, the Investment Bank holds a significant portfolio of credit market assets which (i) remain illiquid, (ii) are valued based on assumptions, judgements and estimates which may change over time and (iii) may be subject to further deterioration and write downs. Corporate Banking also holds a portfolio of longer term loans on a fair value basis, which are subject to market movements and which may therefore give rise to losses. In either case, these could have a material adverse effect on the Group’s operations, financial condition and prospects.

•

Market risk: The Group is at risk from its earnings or capital being reduced due to changes in the level or volatility of positions in its trading books, primarily in the Investment Bank; being unable to hedge its banking book balance sheet at market levels; and the Group’s defined benefit pensions obligations increasing or the value of the assets backing those obligations decreasing. These risks could lead to significantly lower revenues, which could have an adverse impact on the Group’s operations, financial condition and prospects.

•

Funding risk: The Group is exposed to the risk that it may not be able to achieve its business plans due to an inability to maintain appropriate capital ratios; or a failure to manage its liquidity and funding risk sufficiently; or the impact of changes in foreign exchange rates on capital ratios and/or adverse changes in interest rates impacting structural hedges. These risks could have an adverse impact on the Group’s operations, financial condition and prospects.

•

Operational risk: The Group is exposed to the risk of breakdowns in processes, systems (including IT systems), controls or procedures or their inadequacy relative to the size and scope of its business. Barclays is also subject to the risk of business disruption arising from events beyond its control, which may give rise to losses or reductions in service to customers and/or economic loss to Barclays.

•

Conduct and Reputation risks: The Group is exposed to the risk of inappropriate execution of its business activities or failures in corporate governance or management (for example, if Barclays were to provide funding or services to clients without fully implementing anti-money laundering, anti-bribery or similar controls), or the perception thereof, may cause detriment to customers, clients or counterparties and may lead to reputational damage and reduce the attractiveness of the Group to stakeholders. This may, in turn, lead to negative publicity, loss of revenue, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, reduced workforce morale, and difficulties in recruiting and retaining talent. Sustained conduct and reputational damage could affect the Group’s operations, financial condition and prospects.

In addition, the Group is also exposed to a number of key specific risks which fall within one or more of the above categories:

•	Legal and regulatory proceedings: The Group faces the risk of existing and potential future legal and regulatory proceedings and/or private actions and/or class actions being brought by third parties.

Final adverse findings arising from the investigations by the FCA, the Serious Fraud Office (the “SFO”), the U.S. Department of Justice (the “DOJ”) and the SEC into certain agreements between Barclays and Qatari investors and whether these may have related to capital raisings in June and November 2008 would be likely to give rise to proceedings and/or penalties against the Group. Further, Barclays Bank is party to a non-prosecution agreement with the DOJ in connection with LIBOR investigations, any breach of which could also lead to further proceedings and/or penalties.

The Group may incur significant additional expense in connection with existing and potential future legal and regulatory proceedings, including for non-compliance by the Group with applicable laws, regulations and codes. This could expose the Group to: substantial monetary damages; loss of significant assets; other penalties and injunctive relief; potential for criminal prosecution in certain circumstances; potential regulatory restrictions on the Group’s business; and/or have a negative effect on the Group’s reputation, any of which could have an adverse impact on the Group’s operations, financial condition and prospects.

•

Regulatory risks: The regulatory environment in which the Group operates is subject to significant levels of change. There is a risk that such changes to the regulatory environment (for example, in relation to section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), which could give rise to significant adverse capital implications for the Group, depending on the terms on which the provisions are enacted) may adversely affect the Group’s business, capital and risk management planning and/or may result in the Group increasing capital, reducing leverage, deciding to modify its legal entity structure, deciding to change how and where capital and funding is deployed within the Group, require the Group to increase its loss-absorbing capacity and/or undertake potential modifications to Barclays’ business mix and model (including potential exit of certain business activities). In addition, the risk of such regulatory change will continue to require senior management attention and consume significant levels of business resources.

The Group faces significant regulatory scrutiny (for example in relation to systems and controls) in many of the jurisdictions in which it operates, particularly in the U.K. and the U.S. If the Group is not able to satisfy its regulators in these jurisdictions as to its compliance with applicable requirements, including any current or future remedial actions required to be taken and/or the satisfactory nature of systems and controls, those regulators could take actions, or require the Group to take actions, which would be damaging to Barclays’ businesses and which could have a material adverse effect on the Group’s operations, financial condition and prospects.

•

Risk of failing to meet the PRA’s expectations in relation to the PRA Leverage Ratio by June 2014: In June 2013, following its assessment of the capital adequacy of major U.K. banks and building societies, the PRA introduced the PRA Leverage Ratio and subsequently, following discussions between Barclays and the PRA, requested that Barclays plan to achieve this target by June 30, 2014. While the PRA has confirmed to Barclays that meeting the target by June 30, 2014 is an expectation (rather than a formal regulatory requirement), Barclays has determined to move swiftly to achieve the target in accordance with the PRA’s timing expectations and has discussed and agreed the Leverage Plan with the PRA. There is a risk that Barclays’ financial position may diverge from management’s current expectations or projections, adversely affecting Barclays’ ability to achieve the 3% target for the PRA Leverage Ratio by June 30, 2014. There is also a risk that (i) the level and basis of calculation of the PRA Leverage Ratio may change, (ii) the PRA Adjustments may change, and/or (iii) the PRA may change its approach to the PRA Leverage Ratio. Any of the above could lead to an alteration by the PRA of its supervisory expectations in relation to the PRA Leverage Ratio. Furthermore, there is a risk that Barclays may not be able to successfully implement other actions required to meet the PRA Leverage Ratio.

There is a risk that Barclays may fail to implement the Leverage Plan in full, for example if it failed to raise sufficient capital from an issuance of Additional Tier 1 securities or reduce its CRD IV Leverage Exposure by £65-£80 billion as contemplated in the Leverage Plan. In this event or if, notwithstanding receipt of the net proceeds of the Rights Issue and implementation of the other aspects of the Leverage Plan, Barclays considers that it might not meet all of the supervisory expectations of the PRA in relation to leverage by June 2014, it would expect to enter into discussions with the PRA and the Board would consider what actions to take. Possible actions might include agreeing with the PRA to extend the timeframe for achieving the targeted PRA Leverage Ratio beyond June 2014 and/or taking additional or alternative measures to those currently envisaged to reduce its leverage ratio. Additional or alternative measures could include further reducing CRD IV Leverage Exposure (including through asset sales or through making changes to Barclays’ business model), limiting discretionary distributions (including the level of dividend payable by Barclays to shareholders), reducing lending to customers and clients and/or taking additional measures to strengthen Barclays’ capital position. If, following discussions with the PRA, the Group were to take such additional or alternative measures, these may be subject to greater risks and uncertainties than, and may not be as beneficial to the Group and its stakeholders as, the measures contemplated under the Leverage Plan. Accordingly, this might have a damaging effect on Barclays’ business.

•

Transform programme: The Group’s ability to implement successfully the Transform programme may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in the Group’s management or operational capacity or significant or unexpected regulatory change. Progress in achieving the targets in the Transform programme is unlikely to be uniform or linear. Failure to implement successfully the Transform programme could have a material adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of the Transform programme, and there is also a risk that the costs associated with implementing the strategy may be higher than the financial benefits achieved through the programme. In addition, the Group may not be successful in meeting the goals of embedding a culture and set of values across the Group and achieving lasting and meaningful change to the Group’s culture, and this could negatively impact the Group’s operations, financial condition and prospects.

Risks Related to the Rights Issue, the Ordinary Shares and the ADSs:

•

Dividend risk: The ability of Barclays to pay dividends and Barclays’ ability to receive distributions from its investments in other entities is subject to applicable local laws. In addition, other restrictions, including regulatory requirements and expectations, current and expected capital, leverage and ring fencing requirements, statutory reserves, the economic environment in which the Group operates, the Group’s financial and operating performance and applicable tax laws may restrict its ability to pay dividends, including its ability to pay dividends at the 40-50% level from 2014.

•

ADS and share price fluctuation risk: The prices of the ADSs and the ordinary shares have fluctuated and may continue to fluctuate and the market prices for the ADSs and/or the ordinary shares may decline below the price at which investors subscribed for or acquired the new ADSs and/or new ordinary shares.

•

Dilution risk: ADS holders and shareholders who do not (or who are not permitted to) subscribe for their full entitlement to new ADSs or new ordinary shares in the Rights Issue will experience dilution in their ownership of Barclays.

•

Securities law risk: Securities laws of certain jurisdictions may restrict ADS holders and ordinary shareholders in exercising the ADS rights and/or the ordinary share rights and participating in the Rights Issue.

•	ADS-related risks:

•	An ADS holder may not be able to exercise voting rights as readily as a holder of our ordinary shares;

•	Currency fluctuations may adversely affect the value of an investment in our ADSs and ordinary shares and the value of any distributions we make;

•	A shareholder or an investor whose principal currency is not sterling is exposed to foreign currency risk;

•	Holders of ADSs are subject to exchange rate risk in connection with the Rights Issue; and

•	The ability of overseas shareholders to bring actions or enforce judgments against Barclays or its directors may be limited.